Exhibit (a)(15)

EFiled: Jul 6 2005 4:42PM EDT Filing ID 6152389

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

GEORGE GROSSBERGER,

                                Plaintiff,

                - against -

LIORE ALROY, HARRY C. MCPHERSON, JR., MARC J. OPPENHEIMER, JAMES A. COURTER. JESSE P. KING, MICHAEL J. WEISS, M.D., PH.D., HOWARD S. JONAS, STEPHEN M. GREENBERG, JAMES R. MELLOR, IDT CORPORATION AND NET2PHONE, INC.,

                            Defendants.

C.A. No. 1478-N

CLASS ACTION COMPLAINT

          Plaintiff alleges upon information and belief, except as to paragraph 2 hereof, which is alleged upon knowledge, as follows:

1. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on his own behalf and as a class action on behalf of all persons, other than defendants and those in privity with defendants, who own the common stock of Net2Phone, Inc. (“Net2Phone” or the “Company”).

2. Plaintiff has been the owner of common stock of Net2Phone since prior to the transaction herein complained of and continuously to date.

3. Net2Phone is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located at 520 Broad Street, Newark, NJ 07102. The Company provides voice over Internet protocol communications services to enterprises and telecommunications providers worldwide. The company, through its subsidiaries, Net2Phone Global Services, LLC and Net2Phone Cable Telephony, LLC, provides enterprise solutions, calling cards, prefix dialing services, broadband telephony, carrier services, and PC-to-Phone services, as well as operates public call centers and Internet cafes. Net2Phone also offers cable operators an outsourced telephony platform to deliver residential voice, video, and data services.

4. Defendant Liore Alroy has been Chief Executive Officer and director of Net2Phone since October 31, 2004. From January 2003 to October 2004, Mr. Alroy served as a Senior Vice President of IDT Corporation. In this role, Mr. Alroy was responsible for mergers and acquisitions, strategic initiatives and related financing activities for IDT, and was also a strategic advisor for Net2Phone’s cable telephony business. From July 2001 to December 2002, Mr. Alroy served as an independent consultant to IDT performing similar functions.

5. Defendant James A. Courter has been a director of the Company since 1999 and has also been the Chief Executive Officer and Vice Chairman of the Board of IDT Corporation since August 2001. He served as President of IDT Corporation from October 1996 until July 2001, and has been a director of IDT Corporation since March 1996. In addition, since December 1999. Mr. Courter has served as a director of IDT Telecom, Inc. and since November 2003 has served as a director of IDT Entertainment, Inc.

6. Defendant Howard S. Jonas was the Chairman of the Board of Directors from October 2001 until October 2004, and has since served as the Vice Chairman of the Company. Mr. Jonas founded IDT in August 1990 and has served as Chairman of its Board of Directors since that time. Mr. Jonas served as Chief Executive Officer of IDT Corporation from December 1991 until July 2001, as President of IDT from December 1991 through September 1996, and as Treasurer from inception through 2002. Since December 1999, Mr. Jonas has also served as the Chairman of the Board of Directors of IDT Telecom, Inc. Since November 2003, Mr. Jonas has served as a Co-Chairman of the Board of Directors of IDT Entertainment, Inc.

7. Defendant Stephen M. Greenberg has served as the Chairman of the Board of Directors of the Company since June 2000. Mr. Greenberg served as the Company’s Chief Executive Officer and Vice Chairman of the Board of Directors from 2000 to October 2004.

8. Defendant James R. Mellor has been a director of the Company since June 1999 and has also served as a director of IDT Corporation between August 1997 and June 1999.

9. Defendants Harry C. McPherson, Jr., Marc J. Oppenheimer. Jesse P. King and Michael J. Weiss, M.D., Ph.D., have been at all times relevant hereto directors of the Company. Defendant Oppenheimer at one time was also a director of IDT Corporation.

10. The individual defendants constitute the Board of Directors of Net2Phone and, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company’s public shareholders and owe them the highest obligations of good faith, due care and loyalty.

11. Defendant IDT Corporation, (“IDT”) is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located at 520 Broad Street, Newark, NJ 07102. IDT through its subsidiaries, provides telecommunications and entertainment services worldwide. Its telecommunications offerings include prepaid debit and rechargeable calling cards, wholesale carrier services, consumer local and long distance phone services, and voice over Internet protocol telephony services. The Company’s entertainment services include the acquisition, development, financing, and production of animated entertainment programming, as well as distribution of home entertainment content to the mass market. IDT also operates media-related businesses, including brochure distribution and radio operations. The Company was founded in 1990 under the name International Discount Telecommunications, Corp. and changed its name to IDT Corporation in 1995. IDT owns approximately 2.8 million Net2Phone common shares, as well as 28.9 million shares of Net2Phone Class A common stock that amounts to about 41 percent of Net2Phone’s outstanding stock and 57 percent of its total equity voting power.

CLASS ACTION ALLEGATIONS

12. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) or their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

13. This action is properly maintainable as a class action.

14. The class is so numerous that joinder of all members is impracticable. The Company has outstanding 48,606,088 shares of common stock most of which is owned by hundreds, if not thousands, of class members.

15. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached the fiduciary and other common law duties they owe to plaintiff and the members of the Class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public shareholders of Net2Phone in violation of the laws of the State of Delaware in order to enrich IDT at the expense and to the detriment of the plaintiff and the other public stockholders who are members of the class; (c) whether the proposed acquisition, hereinafter described, constitutes a breach of IDT’s duty to treat plaintiff and the other members of the class with entire fairness; and (d) whether the class is entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

16. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

17. The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

18. Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

CLAIM FOR RELIEF

19. On June 29, 2005, Net2Phone announced that it had received a letter from IDT Corporation notifying the Net2Phone Board of Directors that IDT intended to make an offer to purchase all outstanding shares of common stock of Net2Phone it did not own for $1.70 per share. This represented a putative premium of no more than $0.25 per share based on a June 28, 2005 high trading price of $1.45.

20. The offer was timed to exploit uncharacteristically low trading prices in Net2Phone’s common stock. Between the beginning of July of 2004 and the beginning of June of 2005, the prices of Net2Phone’s stock had traded in a wide range, from a high of approximately $4.20 cents to infrequent, short-term lows of approximately $1,55 per share. In fact, as of the beginning of June, the Company’s stock continued to trade at approximately $1.80 per share.

21. In the weeks immediately prior to the disclosure of IDT’s offer, the Company issued publicly-disseminated reports which indicated that Net2phone’s financial base was strong and poised for further growth and stability. For instance, on June 6, 2005, the Company released its financial results for the third quarter of its fiscal year. At that time, the Company announced that Net2Phone’s revenue for the third quarter totaled $19.7 million, an 11% increase as compared with $17.8 million in the prior quarter (which included a $2.0 million reduction to revenue that resulted from a review of the Company’s quarterly deferred revenue adequacy analysis) and an 8% decrease as compared to $21.5 million in the third quarter of fiscal 2004. Gross margin for the third quarter was 41.1%, as compared to 36.1% in the prior quarter (42.5% on a pro forma basis excluding revenue adjustment) and 40.4% in the third quarter of fiscal 2004. Additionally, the Company indicated that the net loss for the third quarter was ($9.8) million compared to net loss of ($10.6) million in the prior quarter and net loss of ($0.5) million in the third quarter of fiscal 2004. Net loss for the second quarter of fiscal 2005 reflected a $2.0 million revenue reduction. Within this figure, net loss included certain non-operational, non-cash and/or non-recurring items that management excludes in assessing the Company’s performance. As a result, the Company also reported net loss before special and non-cash items(1) (adjusted for depreciation and amortization, other income (loss), interest income, net, non-cash compensation, non-cash services provided by IDT, inventory obsolescence expense, non-recurring selling, general and administrative expenses and restructuring, severance, impairment and other items), which excluded the impact these items had on the Company’s financial results.

22. Additionally, within the June 6, 2005 announcement, the Company provided additional information which confirmed that Net2Phone’s business prospects were on the rise. At that time, the Company pointed to a number of positive factors, including the following:

—	79% quarterly increase in broadband telephony subscribers, bringing the total to more than 25,000 subscribers

—	Cable operators marketing Net2Phone telephony to over one million households as of April 30, 2005, triple the number of households under market compared to the end of the prior quarter

—	Commercial launches by Coditel, EST Videocommunication, Bresnan, Millennium, Northland, Cable & Wireless Cayman Islands and Empresa Telecomunicaciones de Bogota (ETB)

—	New cable contracts with operators representing approximately 500,000 households passed, bringing total number of households passed to 2.4 million

     The press release also quoted defendant Alroy, who stated that “[w]ith our cable partners marketing to more than 1 million homes – up threefold from just three months ago – we now are starting to see traction across all our partners both in the Americas and Europe. . . Early feedback indicates that customers want to buy phone service from their broadband providers. As a premier provider of outsourced telephony to broadband operators, we believe Net2Phone is well positioned to garner market share and bring on many residential and enterprise subscribers to our system.”

23. Notwithstanding the above-referenced positive information, the defendant directors attempted to undercut the impact of the Company’s rising financial stability by announcing that Net2Phone continued to experience significant difficulties implementing adequate internal control procedures. In particular, in its June 6, 2005 press release, Company management reported that Net2Phone’s internal tracking of fixed assets and record depreciation expenses was “significantly deficient” and that additional control systems were still being tested and refined on an on-going basis. The Company also announced that beginning in the third quarter of fiscal 2002 and continuing through the first quarter of fiscal 2005, the Company had performed an analysis each quarter of its deferred revenue account to determine whether the balance appropriately reflected the Company’s liability to provide services to their prepaid customers. These analyses allegedly resulted in increases to the deferred revenue liability with corresponding and equal decreases to revenue, which management believed resulted from revenue and deferred revenue being misstated in periods prior to the third quarter of fiscal 2002. In the aggregate, during the period from the third quarter of fiscal 2002 through the first quarter of fiscal 2005, these adjustments by the Company were estimated to have reduced Net2Phone’s revenue by a total of $10.1 million.

24. Along the same lines, in the June 6, 2005 press release, the Company emphasized that management was not able to determine in which prior periods deferred revenue and revenue may have been misstated, and by how much. Additionally, the Company announced that in the second quarter of fiscal 2005, Net2Phone management determined the controls that were in place to perform the quarterly evaluation of the adequacy of the Company’s deferred revenue liability were not sufficient, as the information utilized in these analyses did not effectively reflect certain terms and conditions related to some of the Company’s products. Therefore, the Company updated these controls and revised its revenue recognition policy, determining that in the second quarter of fiscal 2005, the lack of control procedures had resulted in an additional increase to deferred revenue of $2.0 million, with a corresponding and equal decrease to revenue.

25. In response to IDT’s letter setting forth its proposal to take the Company private, Net2Phone announced that it would utilize a special committee of “independent directors” to review the IDT proposal before responding. Nonetheless, it would be naive to believe that the “review” process could be fair to the Company’s public shareholders. The interdependence of IDT. Net2Phone and NTOP Holdings, LLC (the partnership which IDT holds with Liberty Media Corporation to purchase additional shares of Net2Phone) permeates every aspect of Net2Phone’s operations:

A. Net2Phone’s corporate headquarters are located in the same building in Newark, New Jersey that is utilized by IDT.

B. The vice chairman of Net2Phone’s Board, Howard Jonas, is also the chairman of IDT’s Board of Directors.

C. Stephen Greenberg, the Chairman of Net2Phone’s Board, has received and may continue to receive compensation from IDT for services solely performed for IDT as permitted by his employment agreement with Net2Phone. In this regard, Greenberg received compensation of approximately $600,000 from IDT for these services in fiscal 2004.

D. Another of Net2Phone’s directors, defendant Courter, serves as a director and the chief executive officer of IDT.

E. Net2Phone’s new chief executive officer, Liore Alroy, whose appointment was promoted by IDT, also serves on IDT’s board and was previously a senior vice president of IDT.

F. In fiscal 2004, IDT was Net2Phone’s largest carrier customer, representing approximately 33.8 percent of its carrier revenue for fiscal 2004, and together with its affiliates, approximately 7.2 percent of its total revenue.

G. In fiscal 2004, Net2Phone purchased wholesale carrier services from IDT for $4.5 million, and IDT and its affiliates paid Net2Phone $4.9 million for carrier services.

H. Net2Phone’s corporate headquarters and several other facilities are leased from IDT. In this regard, Net2Phone paid IDT $1.9 million in lease payments in fiscal 2004.

I. IDT’s treasury function provides investment management services relating to Net2Phone’s portfolio of marketable securities.

J. During fiscal 2004, IDT’s treasury group processed $38.5 million in securities purchases for Net2Phone.

K. On occasion, Net2Phone has aggregated with IDT certain purchases of long distance minutes and other services.

L. Net2Phone outsources some of its administrative and support functions to IDT. These administrative functions include, but are not limited to, tax consulting services, payroll services, and internal audit support services, with fees for services generally negotiated on a cost recovery basis. To this end, in March 2004, Net2Phone entered into an Intellectual Property Legal Services Agreement with IDT, pursuant to which the Company will receive legal services from IDT related to a wide variety of intellectual property matters, including, but not limited to, patent and trademark prosecution and technology protection and development. Based upon this agreement, Net2Phone will pay IDT a percentage of licensing fees the Company may receive related to specific technologies as a result of IDT’s assistance in these matters, In addition to a $25,000 monthly fee for these services. The agreement has a two-year term, which can be terminated with 30 days notice upon a material breach, or with 90 days notice at the discretion of either party. In addition, the Company has entered into a Tax Services Agreement pursuant to which Net2Phone pays IDT $10,000 a month for tax services, and an Internal Audit Agreement pursuant to which Net2Phone pays IDT on a cost recovery basis. During fiscal 2004, Net2Phone incurred fees totaling $0.5 million for all such administrative and support services.

L. On occasion, Net2Phone provides administrative, technical development and support services to IDT based on the need for such services. During fiscal 2004. Net2Phone charged IDT reimbursement fees for project support services totaling $0.3 million.

M. Net2Phone occasionally use the same service providers as IDT. For example, Ernst & Young LLP provides auditing and accounting services for IDT and for Net2Phone. McDermott, Will & Emery provides legal services to IDT and also serves as Net2Phone’s counsel on occasion.

N. Most critically, on October 29, 2003, Net2Phone entered into a binding memorandum of understanding with IDT for the provision of telecommunications services to Net2Phone Cable Telephony. The memorandum of understanding memorialized IDT’s agreement to provide Net2Phone Cable Telephony, directly or through its subsidiaries, with local and inter-exchange network access, termination, origination and other related services, including sales and marketing assistance and an agreement by IDT not to compete in the cable and broadband telephony market. IDT is a competitive local exchange carrier and an inter-exchange carrier and its network includes switching facilities in several U.S. cities and additional points of presence in various countries, allowing the Company to co-locate its equipment and interconnect to IDT’s network at those points. In this regard, Net2Phone has agreed to issue to IDT 6.9 million shares of Net2Phone’s Class A common stock at the time the Company enters into the definitive agreements. When issued, the stock will be held in escrow and released to IDT in equal installments over five years. The stock held in escrow will secure IDT’s performance of its obligations under the agreement.

O. Net2Phone has also entered into a sublease for the use of its Newark facilities with IDT. The Newark sublease expires on May 31, 2010. The current monthly rent is $105,320. The Company has also entered into a co-location agreement with IDT for Net2Phone’s Piscataway facility, which is leased by IDT from a corporation owned and controlled by Howard Jonas. The Piscataway sublease expires September 4, 2006. The current monthly rent is $21,525.

26. Additionally, various non-IDT transactions and relationships have also rendered the members of Net2Phone’s Board of Directors from exercising independent judgment related to the Proposed Transaction, to wit:

A. Net2Phone retained Piper Rudnick LLP, a law firm of which director Harry McPherson is a non-equity partner and where James Courtier was employed, to perform certain legal services during fiscal 2004. Piper Rudnick LLP also performs certain legal services for IDT.

B. Net2Phone obtains secure insurance coverage from several insurance brokers. In fiscal 2004, some of the policies were arranged through a company affiliated with Jonathan Mason, the husband of Joyce J. Mason, the Senior Vice President, General Counsel, Secretary and a director of IDT Corporation and a director of Net2Phone until October 2004 (and the sister of Howard S. Jonas), and Irwin Jonas, the father of Joyce J. Mason and Howard S. Jonas. The aggregate premiums paid by the Company with respect to the policies in fiscal 2004 was approximately $2,587,314. These premiums were paid to third parties that in turn shared commissions with respect to these premiums with the affiliated company.

C. Net2Phone made payments for food related expenses during fiscal 2004 of approximately $18,000 to a food service provider owned by Samuel Jonas, the son of Howard S. Jonas, that operates a cafeteria in the building where the Company maintains its headquarters.

D. In April 2002, Net2Phone loaned the sum of $3.6 million to Stephen Greenberg, the Company’s former Chief Executive Officer and current Chairman. The loan bears interest at the Short Term Applicable Federal Rate and the principal and interest are due on April 9, 2005. The loan is non-recourse to Mr. Greenberg and is secured by options to purchase 300,000 shares of Net2Phone common stock granted to Mr. Greenberg in April 2002 and, under certain circumstances, Net2Phone’s Board of Directors holds the power to demand that Greenberg exercise sufficient options and sell sufficient stock to pay the unpaid balance of the loan. In addition, the Board holds the power to demand that Greenberg not sell the stock which will result in the unpaid loan and interest balance being reduced based upon a formula set forth in the loan agreement. Moreover, in July of 2000, with the permission of the IDT-related Board members, the Company provided Greenberg with an additional loan in the sum of $600,000.

27. Given the foregoing, the price of $1.70 per share offered to the class members is unfair and inadequate because, among other things: (a) the intrinsic value of the stock of Net2Phone is materially in excess of $1.70 per share, giving due consideration to the prospects of growth and profitability of Net2Phone in light of its business, earnings and earnings power, present and future; (b) the $1.70 per share price and offers an inadequate premium to the public stockholders of Net2Phone; and (c) the $1.70 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by IDT to “cap” the market price of Net2Phone stock, as part of its plan to obtain complete ownership of Net2Phone’s assets and business at the lowest possible price.

28. By reason of the foregoing acts, practices and course of conduct, IDT has breached its duty as controlling stockholder of Net2Phone to treat the public shareholders with entire fairness in connection with its proposal.

29. Plaintiff and the class have suffered and will suffer irreparable injury unless IDT is enjoined from breaching its fiduciary duties, with the acquiescence of the director defendants, and from carrying out the going private plan complained of herein,

30. Plaintiff and the other members of the class have no adequate remedy at law.

   WHEREFORE, plaintiff demands judgment against defendants, as follows:

A. declaring this action to be a class action and certifying plaintiff as a class representative;

B. enjoining, preliminarily and permanently, IDT’s plan to acquire the Net2Phone stock owned by plaintiff and the other members of the class;

C. to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court’s final judgment, rescinding such transaction or transactions, or granting, inter alia, rescissory damages;

D. directing that defendants pay to plaintiff and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their wrongful conduct;

E. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiffs attorneys and experts; and

F. granting plaintiff and the other members of the class such other and further relief as may be just and proper.

ROSENTHAL. MONHAIT, GROSS & GODDESS, P.A.

BY:	/s/ Joseph A. Rosenthal
Joseph A. Rosenthal (DSBA No. 234) 919 North Market Street, Suite 1401 P.O. Box 1070 Wilmington. Delaware 19899 (302) 656-4433 Attorneys for Plaintiff

OF COUNSEL:

BULL & LIFSHITZ, LLP
18 East 41st Street
New York, New York 10017
(212)213-6222